

February 9, 2018

Via E-Mail
Mark J. Alles
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

> **Re:** **Juno Therapeutics, Inc.**
> **Schedule 13E-3 filed on February 2, 2018**
> **Filed by Blue Magpie Corporation and Celgene Corporation**
> **File No. 005-88476**
>
> **Schedule TO-T filed on February 2, 2018**
> **Filed by Blue Magpie Corporation and Celgene Corporation**
> **File No. 005-88476**

Dear Mr. Alles:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

Schedule TO-T

Cover Page

1. Rule 14d-1(g)(3) defines the term "business day" to mean "any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight." The codified text does not state that a business day promptly ends at 12:00 midnight, only runs "to" or "until" midnight, or otherwise concede that a gap was intended to exist between 12:00 midnight and 12:01 a.m. The offer, however, expires only one minute after 11:59 p.m. on March 2, 2018. Please advise us, with a view toward revised disclosure, why the offer and withdrawal rights available under Rule 14d-7 of Regulation 14D do not extend until 12:01 a.m. on the first business day after March 2.

Item 3. Identity and Background of Filing Person., page 2

2. Given that the offerors are filing a Rule 13e-3 Transaction Statement under cover of this Schedule TO, please state the nature of the filing persons' affiliation with the subject company. Refer to Item 1003(a) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration, page 2

3. Please revise to state any material conditions to obtaining borrowings under the Credit Agreement. Please also revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If no such arrangements exist, revise to so state. Refer to Item 1007(b) of Regulation M-A.

Schedule 13E-3 | Rule 13e-3 Transaction Statement

Item 7. Purposes, Alternatives, Reasons and Effects, page 5

4. We note information that is not contained in the section of the Offer to Purchase section titled "Special Factors" required by Rule 13e-3(e)(1)(ii) has been incorporated by reference. Please ensure that all information responsive to Item 1013 of Regulation M-A is included in the "Special Factors" section, or advise. For instance, no discussion of the transaction's federal tax consequences appears to have been included.

5. Celegne states its belief on page 16 of the Offer to Purchase that one of a number of benefits anticipated to follow from Juno being a wholly-owned subsidiary of Celgene includes the elimination of the burden and expense associated with Juno's requirement to prepare periodic reports. Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

6. It appears as though Juno has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Juno's future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

7. Notwithstanding the disclosure appearing at page 26 of the Offer to Purchase regarding the potential for Celgene's interest in net book value and net earnings to grow to 100%, please revise to disclose the interest in net book value and net earnings in both dollar amounts and percentages before and after the transaction for each affiliate engaged in the transaction. See Instruction 3 to Item 1013 of Regulation M-A.

Item 8. Fairness of the Transaction, page 5

8. Page 17 in the Offer to Purchase discloses that "[t]he Celgene Parties believe that the

Offer Price and the Merger Consideration to be received by Juno's stockholders that are unaffiliated with the Celgene Parties pursuant to the Offer and the Merger, respectively, is fair to such stockholders." Notwithstanding this disclosure, please revise the fairness determination to expressly state whether the Celgene Parties reasonably believe that the transaction is fair or unfair to unaffiliated security holders as required by Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 5

9. Please provide the information required by Item 1015(c) of Regulation M-A, or tell us where such information can be found.

Item 13. Financial Statements, page 6

10. General Instruction F to Schedule TO states that information contained in exhibits may be incorporated by reference in answer or partial answer to any item. Disclosure in Item 13 incorporates by reference information from a section of the Offer to Purchase that is devoid of the actual financial statement information. Please include the information required by Item 1010(a) of Regulation M-A or specifically incorporate this information by reference as an exhibit to the Schedule TO as required by General Instruction F.

11. Please present Juno's loss per common share from continuing operations for the periods presented. Refer to Item 1010(c)(2) of Regulation M-A. In addition, please advise us why the existing presentation titled "Summary Consolidated Financial Data" conforms to the disclosure standards otherwise applicable under Item 1010(c) of Regulation M-A. We note, for example, that no distinction is drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A. To the extent that the financial information required by Item 1010(a) of Regulation M-A is incorporated by reference into the Schedule 13E-3, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 1 to Item 13 of Schedule 13E-3.

Exhibit (a)(1)(A)

Summary Term Sheet

Principal Terms

12. Disclosure on page 3 states that "Purchaser will accept for payment, and pay for, all Shares that are validly tendered during any 'subsequent offering period' promptly…" Please revise to make clear that Purchaser will immediately accept all Shares that are validly tendered during any subsequent offering period. Refer to Rule 14d-11(c).

Special Factors

1. Background, page 11

13. The disclosure indicates the possibility was raised on September 25, 2017 "that Celgene could be interested in a potential strategic transaction with Juno if Juno were receptive..." Please reconcile for us, with a view toward revised disclosure on page 11, why Celgene did not amend Item 4 of its Schedule 13D given that its disclosure dated July 8, 2015 indicated it had no plans that would result in an extraordinary corporate transaction. In light of the substantive discussions which materialized between September 2017 and December 2017, as well as the associated consideration and evaluation of a potential strategic transaction, the cited Item 4 representation appears to have undergone a material change within the meaning of §13(d)(2) and Rule 13d-2(a) without public disclosure.

The Tender Offer

11. Conditions of the Offer, page 69

14. Page 71 discusses Celgene or Purchaser's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and Celgene or Purchaser fails to assert the condition, the right to assert the condition at a later time will not be lost. When a condition is triggered and Celgene or Purchaser nevertheless decides to proceed with the offer, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending upon the materiality of the waived condition and the number of days remaining in the offer, Celgene and Purchaser may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer amount to a material change, Celgene and Purchaser should promptly disclose how they intend to proceed rather than waiting until the end of the offer period as required by Rule 14d-6(c). Please confirm Celgene and Purchaser's understanding on both points in your response letter.

Schedule D – Opinion of Financial Advisor to Celgene

15. The financial advisor's opinion states that "[t]his letter is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder or creditor of the Company or the Merger Partner or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose." Because the disclaimer is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor's

engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Please also review the guidance available on our website and accessible via the following link: https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We remind you that the participants in this transaction and their respective managements are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Robert Cantone, Esq.
Neil Belloff, Esq.